SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of                          May                        2006
                         ----------------------------------         -----------
Commission File Number                 000-51034
                         ----------------------------------

                           ACE Aviation Holdings Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

      5100 de Maisonneuve Boulevard West, Montreal, Quebec, Canada, H4A 3T2
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

         Form 20-F                       Form 40-F        X
                   ----------------                ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                              No          X
              ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

===============================================================================

                                 DOCUMENT INDEX

Documents
---------

1. Interim Consolidated Financial Statements of the Registrant for the three month period ended March 31, 2006.

2. First Quarter 2006 Management's Discussion and Analysis of Results of Operations and Financial Condition.

3. Form 52-109FT2 Certification of Interim Filings - CEO.

4. Form 52-109FT2 Certification of Interim Filings - CFO.

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on February 8, 2005 (File No. 333-122635) and on October 26, 2005 (File No. 333-129248).

                                                                      Document 1

[ACE AVIATION GRAPHIC OMITTED]              Consolidated Statement of Operations
                                                           and Retained Earnings
--------------------------------------------------------------------------------

(in millions except per share figures - Canadian dollars)                              Three Months Ended March 31
(unaudited)                                                                               2006                   2005
======================================================================================================================
Operating revenues
  Passenger                                                                      $       2,021          $       1,739
  Cargo                                                                                    151                    135
  Other                                                                                    312                    303
----------------------------------------------------------------------------------------------------------------------

                                                                                         2,484                  2,177
----------------------------------------------------------------------------------------------------------------------
Operating expenses
  Salaries, wages and benefits                                                             642                    613
  Aircraft fuel                                                                            569                    415
  Aircraft rent                                                                            113                     90
  Airport and navigation fees                                                              230                    213
  Aircraft maintenance, materials and supplies                                             129                     94
  Communications and information technology                                                 78                     77
  Food, beverages and supplies                                                              80                     78
  Depreciation, amortization and obsolescence                                              134                    120
  Commissions                                                                               68                     65
  Special charges for labour restructuring                  note 4                          33                      -
  Other                                                                                    470                    422
----------------------------------------------------------------------------------------------------------------------
                                                                                         2,546                  2,187
----------------------------------------------------------------------------------------------------------------------

Operating loss                                                                             (62)                   (10)
----------------------------------------------------------------------------------------------------------------------

Non-operating income (expense)
  Interest income                                                                           22                     12
  Interest expense                                                                         (88)                   (75)
  Interest capitalized                                                                       9                      3
  Gain on sale of assets                                                                     3                      -
  Dilution gain                                             note 6                         220                      -
  Other                                                                                      3                     (3)
----------------------------------------------------------------------------------------------------------------------
                                                                                           169                    (63)
----------------------------------------------------------------------------------------------------------------------

Income (loss) before the following items                                                   107                    (73)

Non-controlling interest                                                                   (15)                    (3)

Foreign exchange gain (loss)                                                                13                    (15)

Recovery of income taxes                                                                    13                     14
----------------------------------------------------------------------------------------------------------------------

Income (loss) for the period                                                     $         118          $         (77)
======================================================================================================================

Retained earnings, beginning of period                                                     415                    157
----------------------------------------------------------------------------------------------------------------------

Retained earnings, end of period                                                 $         533          $          80
======================================================================================================================

Earnings (loss) per share
  - Basic                                                                        $        1.15          $       (0.87)
======================================================================================================================
  - Diluted                                                                      $        1.12          $       (0.87)
======================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

[ACE AVIATION GRAPHIC OMITTED]      Consolidated Statement of Financial Position
--------------------------------------------------------------------------------

======================================================================================================================
(in millions of Canadian dollars)
(unaudited)                                                                     March 31, 2006      December 31, 2005
----------------------------------------------------------------------------------------------------------------------
ASSETS

Current
  Cash and cash equivalents                                                      $       1,854          $       1,565
  Short-term investments                                                                   775                    616
----------------------------------------------------------------------------------------------------------------------
                                                                                         2,629                  2,181
  Restricted cash                                                                           45                     86
  Accounts receivable                                                                      659                    637
  Spare parts, materials and supplies                                                      263                    325
  Prepaid expenses and other current assets                                                157                    125
----------------------------------------------------------------------------------------------------------------------
                                                                                         3,753                  3,354

Property and equipment                                                                   5,660                  5,494

Deferred charges                                                                           137                    145

Intangible assets                                           note 7                       2,367                  2,462

Investments and other assets                                                               374                    392
----------------------------------------------------------------------------------------------------------------------

                                                                                 $      12,291          $      11,847
======================================================================================================================

LIABILITIES

  Current
   Accounts payable and accrued liabilities                                      $       1,455          $       1,355
   Advance ticket sales                                                                    856                    711
   Aeroplan deferred revenues                                                              702                    680
   Current portion of long-term debt and capital leases                                    266                    265
----------------------------------------------------------------------------------------------------------------------
                                                                                         3,279                  3,011

  Long-term debt and capital leases                         note 2                       3,710                  3,543

  Convertible preferred shares                                                             152                    148

  Future income taxes                                                                      221                    221

  Pension and other benefit liabilities                                                  2,103                  2,154

  Non-controlling interest                                                                 216                    203

  Other long-term liabilities                                                            1,380                  1,399
----------------------------------------------------------------------------------------------------------------------
                                                                                        11,061                 10,679
----------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS'  EQUITY

Share capital and other equity                              note 7                         690                    747

Contributed surplus                                                                          7                      6

Retained earnings                                                                          533                    415
----------------------------------------------------------------------------------------------------------------------
                                                                                         1,230                  1,168
----------------------------------------------------------------------------------------------------------------------

                                                                                 $      12,291          $      11,847
======================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

[ACE AVIATION GRAPHIC OMITTED]               Consolidated Statement of Cash Flow
--------------------------------------------------------------------------------

(in millions of Canadian dollars)                                                     Three Months Ended March 31
(unaudited)                                                                               2006                   2005
======================================================================================================================
Cash flows from (used for)

Operating
  Income (loss) for the period                                                   $         118          $         (77)

  Adjustments to reconcile to net cash provided by operations
        Depreciation, amortization and obsolescence                                        134                    120
        Gain on sale of assets                                                              (3)                     -
        Dilution gain                                            note 6                   (220)                     -
        Foreign exchange gain                                                                4                     15
        Future income taxes                                                                (15)                   (17)
        Employee future benefit funding more than expense                                  (22)                    (8)
        Increase in accounts receivable                                                    (16)                   (91)
        Decrease in spare parts, materials and supplies                                     60                     14
        Increase in accounts payable and accrued liabilities                               104                    100
        Increase in advance ticket sales, net of restricted cash                           205                    219
        Aircraft lease payments in excess of rent expense                                   (5)                    (4)
        Other                                                                               20                     43
----------------------------------------------------------------------------------------------------------------------
                                                                                           364                    314
----------------------------------------------------------------------------------------------------------------------
Financing
  Issue of common shares                                                                     2                      -
  Issue of Jazz units                                            note 6                    218                      -
  Credit facility borrowings -                                   note 2                    113                      -
  Aircraft related borrowings                                    note 2                    124                      -
  Reduction of long-term debt and capital lease obligations                                (88)                  (140)
  Distributions paid to non-controlling interests                                          (15)                     -
----------------------------------------------------------------------------------------------------------------------
                                                                                           354                  (140)
----------------------------------------------------------------------------------------------------------------------
Investing
  Short-term investments                                                                  (159)                  (675)
  Additions to capital assets                                                             (280)                   (38)
  Proceeds from sale of assets                                                               -                     37
  Proceeds from sale of Jazz                                     note 6                     14                      -
  Cash collaterization of letters of credit                                                 (4)                   (20)
----------------------------------------------------------------------------------------------------------------------
                                                                                          (429)                  (696)
----------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                                           289                   (522)

Cash and cash equivalents, beginning of period                                           1,565                  1,481
----------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                                         $       1,854          $         959

======================================================================================================================


Cash payments of interest                                                        $          63          $          53
======================================================================================================================
Cash payments of income taxes                                                    $           3          $           4
======================================================================================================================

Cash and cash equivalents exclude short-term investments of $775 as at March 31, 2006 ($616 as at December 31, 2005)

The accompanying notes are an integral part of the consolidated financial statements.

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                  Quarter 1 2006

For the period ended March 31, 2006 (unaudited)
(currencies in millions - Canadian dollars)

--------------------------------------------------------------------------------
1. NATURE OF OPERATIONS AND ACCOUNTING POLICIES
--------------------------------------------------------------------------------

ACE Aviation Holdings Inc. ("ACE") is the parent holding company of various transportation and other service companies and partnerships, which are operated through the following four reporting segments: Transportation Services, Aeroplan Limited Partnership ("Aeroplan or Aeroplan LP"), Jazz Air Limited Partnership ("Jazz" or "Jazz LP") and ACTS Limited Partnership ("ACTS"). The Transportation Services segment includes the following principal operating companies and partnerships: Air Canada, AC Cargo Limited Partnership ("Air Canada Cargo"), ACGHS Limited Partnership ("ACGHS") and Touram Limited Partnership ("Air Canada Vacations"). ACE holds a 75.3 percent ownership interest in Aeroplan LP and a
79.7 percent ownership interest in Jazz LP.

Reference to "Corporation" in the following notes to the consolidated financial statements refers, as the context may require, to ACE and its subsidiaries collectively, ACE and one or more of its subsidiaries, one or more of ACE's subsidiaries, or ACE itself.

The unaudited interim consolidated financial statements for the Corporation are based on the accounting policies consistent with those disclosed in Note 2 to the 2005 annual consolidated financial statements of ACE.

In accordance with Canadian generally accepted accounting principles, these interim financial statements do not include all of the financial statement disclosures required for annual financial statements and should be read in conjunction with the 2005 annual consolidated financial statements of ACE. In management's opinion, the financial statements reflect all adjustments that are necessary for a fair presentation of the results for the interim periods presented.

The Corporation has historically experienced considerably greater demand for its services in the second and third quarters of the calendar year and significantly lower demand in the first and fourth quarters of the calendar year. This demand pattern is principally a result of the high number of leisure travelers and their preference for travel during the spring and summer months. The Corporation has substantial fixed costs in its cost structure that do not meaningfully fluctuate with passenger demand in the short-term.

Future Accounting Pronouncements

Financial Instruments, Comprehensive Income and Hedges

The Accounting Standards Board has issued three new standards dealing with financial instruments: (i) Financial Instruments - Recognition and Measurement, Disclosure and Presentation, (ii) Hedges and (iii) Comprehensive Income. The key principles under these standards are that all financial instruments, including derivatives, are to be included on a company's balance sheet and measured, initially at their fair values. Subsequent measurement depends on the classification of the instrument and is either at fair value or, in limited circumstances when fair value may not be considered most relevant, at cost or amortized cost. Financial instruments intended to be held-to-maturity should be measured at amortized cost. Existing requirements for hedge accounting are extended to specify how hedge accounting should be performed. Also, a new location for recognizing unrealized gains and losses of certain financial instruments on the balance sheet entitled other comprehensive income has been introduced. The new standards are effective for the Corporation beginning January 1, 2007. The standards do not permit restatement of prior years' financial statements, however, the standards have detailed transition provisions. The Corporation is in the process of evaluating all of the consequences of the new standards; which may have a material impact on the Corporation's financial statements.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                  Quarter 1 2006

--------------------------------------------------------------------------------
LONG-TERM DEBT AND CAPITAL LEASES
--------------------------------------------------------------------------------

ACE Convertible Senior Notes

In connection with the special distribution of units of Aeroplan Income Fund to the shareholders of ACE (refer to Note 7), the conversion rate of the 4.25% Convertible Senior Notes due 2035 ("Convertible Notes") has been adjusted from
20.8333 to 22.2838 Class A variable voting shares (if the holder is not a Canadian) or Class B voting shares (if the holder is Canadian) per $1,000 principal amount of Convertible Notes. This adjustment was effective on March 22, 2006 and has been determined in accordance with the terms of indenture governing the Convertible Notes.

Embraer Aircraft Financing

In Quarter 1 2006, Air Canada drew loans to finance the acquisition of five Embraer aircraft totalling $124 (US$107). The loans, secured by the Embraer aircraft, are to be repaid in quarterly instalments and mature between 2018 and 2021. Quarterly principal repayment requirements through 2010 are approximately US$1. The majority of the borrowings bear interest at a weighted average fixed interest rate of 7.80% and the remainder bear interest at a floating interest rate equal to the three month US LIBOR plus 3.25% (8.21% as at March 31, 2006).

Revolving Credit Facilities

Air Canada

On March 31, 2006, Air Canada finalized amendments to its existing senior secured syndicated revolving credit facility, including reductions in interest rates and standby fees. The aggregate amount available was also amended to $250 (or the US dollar equivalent) from $300 (or the US dollar equivalent). Specifically, the interest rate margin has been adjusted downwards by 0.25% to rates ranging from LIBOR plus 2.25% to 3.25% or prime plus 1.25% to 2.25% (based on Air Canada's earnings before interest, taxes, depreciation, amortization and obsolescence and aircraft rent). As at March 31, 2006, no amount was drawn under this facility.

Jazz

In connection with the initial public offering of the Jazz Air Income Fund (refer to Note 6), Jazz arranged for a senior secured syndicated credit facility in the amount of $150. On closing of the offering, $115 was drawn under the credit facility ($113 net of fees). The facility bears interest at floating rates and has a three year term. The outstanding credit facility is secured by substantially all the present and future assets of Jazz. Jazz entered into swap agreements with third parties with a nominal value of $115 to receive floating rates and pay fixed rates of 7.09%. Jazz has repaid term loans and credit facilities of $14 that were outstanding as at December 31, 2005.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                  Quarter 1 2006

--------------------------------------------------------------------------------
3. POST-EMPLOYMENT EXPENSES
--------------------------------------------------------------------------------

The Corporation has recorded pension and other employee future benefits expense as follows:

================================================================================
                                                    Three months ended March 31
                                                            2006           2005
--------------------------------------------------------------------------------

Pension benefit expense                               $     45         $     31

Other employee future benefit expense                       28               39

--------------------------------------------------------------------------------
Total                                                 $     73         $     70
================================================================================


--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                  Quarter 1 2006

--------------------------------------------------------------------------------
4. LABOUR RELATED PROVISIONS
--------------------------------------------------------------------------------

In February, 2006, the Corporation announced that certain ACE companies would proceed with the reduction of non-unionized staffing levels by 20%. The non-unionized staff reductions are primarily at Air Canada, ACTS, ACGHS and Air Canada Cargo. A special charge of $33 was recorded during Quarter 1 2006 relating to staff reductions, with $28 recorded in Transportation Services and $5 in ACTS.

The following table outlines the changes to labour related provisions which include those related to restructuring:

================================================================================
                                                   Three months ended March 31
                                                      2006             2005
--------------------------------------------------------------------------------
Beginning of period                                $   157          $   192

Charges recorded                                        33                1

Amounts disbursed                                      (13)              (8)
--------------------------------------------------------------------------------

End of period                                          177              185

Current portion                                        (80)             (53)
--------------------------------------------------------------------------------

Long-term employee liabilities                     $    97          $   132
================================================================================

The current portion of labour related provisions are included in Accounts payable and accrued liabilities. The long-term portion is included in Other long-term liabilities.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                  Quarter 1 2006

--------------------------------------------------------------------------------
5. SHARE INFORMATION
--------------------------------------------------------------------------------

At March 31, 2006, the issued and outstanding common shares of ACE, along with common shares potentially issuable, pursuant to convertible preferred shares, convertible notes and stock options were as follows:

================================================================================
                                                   Number of shares (000)
                                Authorized     At March 31,   At December 31,
                                                   2006              2005
--------------------------------------------------------------------------------

Issued and outstanding common
shares

     Class A variable voting   |---------
     shares                    |unlimited        77,016            76,735
                               |---------
     Class B voting shares     |unlimited        24,916            25,059
     Shares held in escrow
                                                      -                28
--------------------------------------------------------------------------------
Total issued and outstanding
common shares                                   101,932           101,822
================================================================================

Potential common shares
     Convertible preferred shares                10,354            10,228
     Convertible notes                            7,354             6,875
     Stock options                                3,350             3,187
--------------------------------------------------------------------------------
Total potential common shares                    21,058            20,290
================================================================================

The information presented in the table above reflects the changes in connection with the special distribution of Aeroplan units (refer to Note 7).

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                  Quarter 1 2006

--------------------------------------------------------------------------------
6. DISPOSAL OF INTERESTS IN JAZZ LP
--------------------------------------------------------------------------------

ACE completed an initial public offering of the Jazz Air Income Fund on February 2, 2006. The Fund subscribed for 23.5 million units of Jazz at a price of $10.00 per unit for net proceeds of $218, net of offering costs of $17 that were paid during the quarter. Concurrent with the closing of the initial public offering, Jazz LP received proceeds of $113, net of fees of $2, representing the drawing under a new term credit facility (refer to Note 2).

On February 27, 2006, following the exercise of the over-allotment option by the underwriters, the Fund issued an additional 1.5 million units at a price of $10.00 per unit for additional net proceeds of approximately $14. The Fund is an unincorporated, open-ended trust that indirectly holds 20.3% of the outstanding limited partnership units of Jazz LP. ACE holds the remaining 79.7% of the outstanding limited partnership units of Jazz LP.

Certain of the LP Units held by the Corporation (the "Subordinated LP Units") representing 20% of the LP Units issued and outstanding at the closing are subordinated. Distributions on the Subordinated LP Units will be subordinated in favour of the non-subordinated LP Units. Distributions (including in respect of accrued deficiencies in distributions) will only be paid by Jazz LP on the Subordinated LP Units at the end of the fiscal quarter.

Under the terms of an investor liquidity agreement, the units held by ACE in Jazz LP, to the extent not subordinated, are exchangeable for Fund units on a one-to-one basis. The subordinated units of Jazz LP held by ACE will become exchangeable after December 31, 2006. The exchange right expires once all units of Jazz held by ACE have been exchanged. The investor liquidity agreement also provides for registration and other liquidity rights that enable it to require the Fund to file a prospectus and otherwise assist with a public offering subject to certain restrictions.

ACE has recorded a dilution gain of $220 and a non-controlling interest on the statement of financial position of $10 as a result of the dilution of its interests in Jazz LP. The dilution gain is the net proceeds of the offering in excess of ACE's proportionate carrying value of its investment in Jazz LP. In addition, a future income tax expense of $10 was recorded.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                  Quarter 1 2006

--------------------------------------------------------------------------------
7. SPECIAL DISTRIBUTION OF AEROPLAN UNITS
--------------------------------------------------------------------------------

On February 16, 2006, ACE's Board of Directors declared a special distribution of units of the Aeroplan Income Fund to ACE's shareholders. The distribution of
0.18 Aeroplan unit per Class A variable voting share, Class B voting share, and preferred share (on an as converted basis) of ACE was made as a return of capital and represents in the aggregate approximately 10.1% of the units of Aeroplan Income Fund on a fully diluted basis. The record date for the purpose of the special distribution was March 3, 2006. Based on the closing price of the units of Aeroplan Income Fund on March 3, 2006, the fair value of the units distributed amounted to $251.

Units of Aeroplan cannot be distributed to shareholders of ACE that are resident in the United States. A total of 7,085,111 units of Aeroplan Income Fund, representing those Aeroplan units that would have otherwise been delivered to shareholders of ACE that are resident in the United States, as well as those units of Aeroplan that would have otherwise been delivered to the registered shareholders of ACE holding less than 200 shares in the capital of ACE and any fractional interests in units of Aeroplan, were sold through an orderly sale process on the Toronto Stock Exchange and the net cash proceeds of such sale of units were remitted to shareholders. A total of 20,204,165 Aeroplan units were distributed as part of the special distribution to ACE shareholders, of which 13,119,054 units were delivered to ACE shareholders and the remaining 7,085,111 units were sold on the Toronto Stock Exchange. Following the completion of the distribution, and the funding of Aeroplan's Initial Long Term Incentive Plan as described below, ACE's interest in Aeroplan LP is 75.3% and Aeroplan Income Fund's interest is 24.7%.

The special distribution to Class A and Class B shareholders totaling 18,347,309 Aeroplan units is a non-monetary non-reciprocal transfer to owners. Non-monetary non-reciprocal transfers to owners are recorded at the carrying amount of the net assets transferred and do not give rise to a gain or loss. As Aeroplan LP is in a deficit position, in these consolidated financial statements, no amounts have been reflected for this element of the distribution, other than accounting entries relating to future income taxes described below.

The special distribution to preferred shareholders of ACE totaled 1,856,856 Aeroplan units. This transaction is considered a non-reciprocal transfer to non-owners since the holders of the Convertible Preferred Shares are not considered owners of the Corporation for accounting purposes. The transfer is measured at fair value at the date of distribution and results in net interest expense of $4 and a reduction to intangible assets of $4. The net interest expense of $4 is the fair value of the distribution of $23 less a gain recorded of $19, which is the fair value of the distribution in excess of the Corporation's proportionate carrying value of its investment in Aeroplan of $4 (including fair value adjustments recorded on consolidation).

The special distribution has no cash tax consequences. However, the distribution involves a use of loss carry forwards in ACE giving rise to a reduction in future income tax assets of $65. $59 relates to the distribution to the Class A and Class B shareholders which is recorded as a reduction in Share capital and Intangible assets in accordance with the Corporation's accounting policy on income taxes. The remaining $6 relating to the distribution to preferred shareholders is recorded as a future income tax expense in the statement of operations.

In accordance with the terms of the ACE Convertible Senior Notes, the special distribution and return of capital triggers a conversion rate adjustment (refer to Note 2). This change in the conversion rate did not have any accounting consequences. Similarly, the Corporation's stock option plan provides for amendments to the option exercise price and the number of common shares to which participants are entitled to exercise. Effective March 22, 2006 the adjustment was applied to all unexercised ACE stock options as of March 1, 2006, whether vested or not. The weighted average exercise price and number of options outstanding have been amended from $25.54 and 3,131,946 options to $23.87 and 3,350,193 options.

Initial Long Term Incentive Plan - Aeroplan

On March 31, 2006 ACE transferred 500,000 Aeroplan units to a trust for the purpose of funding the Initial Long Term Incentive Plan of Aeroplan. The transfer is recorded at the carrying amount of the net assets transferred and does not give rise to a gain or loss. Under the terms of the plan 50% of the Units granted are subject to vesting conditions based on performance and the remaining 50% based on time. Performance based Units vest at the end of each performance period if distributable income targets established by Aeroplan's board of directors for each of the periods ended December 31, 2005, 2006 and 2007 are met, or on a cumulative basis at the end of the following performance period if such targets are met in that following performance period. Time based Units should vest at the end of the three year period ending on June 29, 2008.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                  Quarter 1 2006

--------------------------------------------------------------------------------
8. SEGMENT INFORMATION
--------------------------------------------------------------------------------

The Corporation has four reportable segments: Transportation Services, Aeroplan, Jazz, and ACTS. The accounting policies for each of these segments are the same as those disclosed in Note 2 to the 2005 annual consolidated financial statements of ACE. Segment financial information has been prepared consistent with how financial information is produced internally for the purposes of making operating decisions. Segments negotiate transactions between each other as if they were unrelated parties. A reconciliation of the total amounts reported by each segment to the applicable amounts in the consolidated financial statements follows:

===========================================================================================================
                                                    Three months ended March 31, 2006
                              Transportation                                   Inter-segment  Consolidated
                                    Services   Aeroplan       Jazz       ACTS    Elimination         Total
-----------------------------------------------------------------------------------------------------------
Passenger revenue                  $   2,021     $    -     $    -     $    -       $      -    $    2,021
Cargo revenue                            151          -          -          -              -           151
Other revenue                             67        197          2         46              -           312
-----------------------------------------------------------------------------------------------------------
       External revenue                2,239        197          2         46              -         2,484
Inter-segment revenue                     53          3        318        154           (528)            -
-----------------------------------------------------------------------------------------------------------
       Total revenue                   2,292        200        320        200           (528)        2,484
-----------------------------------------------------------------------------------------------------------

DAR (a)                                  201          4         36          8             (2)          247
Other operating expenses               2,208        157        249        211           (526)        2,299
-----------------------------------------------------------------------------------------------------------
       Total operating expenses        2,409        161        285        219           (528)        2,546

-----------------------------------------------------------------------------------------------------------
Operating income (loss)                 (117)        39         35        (19)             -           (62)

Total non-operating income (expense),    186          -         (2)        (4)             -           180
    non-controlling interest, foreign
    exchange and income taxes
-----------------------------------------------------------------------------------------------------------
Segment results                     $     69     $   39     $   33    $   (23)      $      -    $      118
===========================================================================================================

===========================================================================================================
                                                    Three months ended March 31, 2006
                              Transportation                                   Inter-segment  Consolidated
                                    Services   Aeroplan       Jazz       ACTS    Elimination         Total
-----------------------------------------------------------------------------------------------------------
Passenger revenue                  $   1,739     $    -     $    -     $    -     $        -   $     1,739
Cargo revenue                            135          -          -          -              -           135
Other revenue                             92        170          2         39              -           303
-----------------------------------------------------------------------------------------------------------
       External revenue                1,966        170          2         39              -         2,177
Inter-segment revenue                     49          3        212        136           (400)            -
-----------------------------------------------------------------------------------------------------------
       Total revenue                   2,015        173        214        175           (400)        2,177
-----------------------------------------------------------------------------------------------------------

DAR (a)                                  182          2         19          8             (1)          210
Other operating expenses               1,919        145        165        147           (399)        1,977
-----------------------------------------------------------------------------------------------------------
       Total operating expenses        2,101        147        184        155           (400)        2,187

-----------------------------------------------------------------------------------------------------------
Operating income (loss)                  (86)        26         30         20              -           (10)

Total non-operating income (expense),    (60)         -         (4)        (3)             -           (67)
    non-controlling interest, foreign
    exchange and income taxes
-----------------------------------------------------------------------------------------------------------
Segment results                    $    (146)    $   26     $   26     $   17     $        -    $      (77)
===========================================================================================================

a) DAR refers to the combination of Aircraft rent and Depreciation, amortization and obsolescence.

Amortization expense related to intangible assets of $23 was recorded during Quarter 1 2006 (2005 $26) and is included in Depreciation, amortization and obsolescence expense.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                  Quarter 1 2006

Geographic Information
================================================================================
                                                 Three months ended March 31
                                                    2006             2005
--------------------------------------------------------------------------------
Passenger revenue
     Canada                                      $   786          $   677
     US Transborder                                  474              379
     Atlantic                                        339              293
     Pacific                                         198              189
     Other                                           224              201
--------------------------------------------------------------------------------
Total passenger revenue                          $ 2,021          $ 1,739
================================================================================

Passenger revenues for Canada are based on the actual flown revenue for flights with an origin and destination in Canada. Passenger revenues for US Transborder and other international destinations are based on the actual flown revenue for flights with an origin or destination outside of Canada.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]    Notes to the Consolidated Financial Statements
                                                                  Quarter 1 2006

--------------------------------------------------------------------------------
9. SUBSEQUENT EVENT
--------------------------------------------------------------------------------

US Airways Group, Inc.

On April 10, 2006 the Corporation announced that it had entered into an agreement to sell 1.75 million shares of its holdings in US Airways Group, Inc. ("US Airways") to PAR Investment Partners LP. The proceeds from the sale transaction amounted to $78 (US$68). The transaction was completed on April 13, 2006. ACE has recorded a pre-tax gain of $46 ($38 net of tax) in Quarter 2 2006 as a result of this transaction. ACE continues to hold 3.25 million shares in US Airways.

--------------------------------------------------------------------------------
                                       11

                                                                      Document 2

                                 Quarter 1 2006
                    Management's Discussion and Analysis of
                 Results of Operations and Financial Condition







                               [GRAPHIC OMITTED]







                                                                    MAY 10, 2006

                                TABLE OF CONTENTS




   1.  PREFACE.................................................................1


   2.  GLOSSARY................................................................2


   3.  OVERVIEW AND GENERAL BUSINESS SUMMARY...................................3
           3.1    Revenue model................................................3
           3.2    Fuel hedging.................................................3
           3.3    Non-unionized labour reductions..............................3
           3.4    Fleet........................................................4
           3.5    Air Canada credit facility...................................4
           3.6    Initial public offering of the Jazz Air Income Fund..........4
           3.7    Special distribution of Aeroplan units.......................4
           3.8    ACTS.........................................................5


   4.  QUARTER 1 2006 RESULTS..................................................6
           4.1    Comparison of consolidated results...........................6
           4.2    Comparison of segment results...............................10
           4.3    Transportation Services.....................................10
           4.4    Aeroplan....................................................13
           4.5    Jazz........................................................13
           4.6    ACTS........................................................14


   5.  FINANCIAL POSITION AND LIQUIDITY.......................................15
           5.1    Share information...........................................15
           5.2    Liquidity and working capital...............................15


   6.  FINANCIAL MANAGEMENT - QUARTER 1 2006 ANALYSIS.........................16
           6.1    Cash flows from operations..................................16
           6.2    Cash flows from financing activities........................16
           6.3    Cash flows used for investing activities....................16


   7.  QUARTERLY FINANCIAL DATA...............................................17


   8.  CONTROLS AND PROCEDURES................................................18


   9.  MATERIAL CHANGES.......................................................18


   10. RISK FACTORS...........................................................18


   11. SUBSEQUENT EVENT.......................................................18


   12. NON-GAAP FINANCIAL MEASURES............................................19

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 1 2006

--------------------------------------------------------------------------------
1. PREFACE
--------------------------------------------------------------------------------

ACE Aviation Holdings Inc. ("ACE") is the parent holding company of various transportation and other service companies and partnerships, which are operated through the following four reporting segments: Transportation Services, Aeroplan Limited Partnership ("Aeroplan or Aeroplan LP"), Jazz Air Limited Partnership ("Jazz" or "Jazz LP") and ACTS Limited Partnership ("ACTS"). The Transportation Services segment includes the following principal operating companies and partnerships: Air Canada, AC Cargo Limited Partnership ("Air Canada Cargo"), ACGHS Limited Partnership ("ACGHS") and Touram Limited Partnership ("Air Canada Vacations"). ACE holds a 75.3 percent ownership interest in Aeroplan LP and a
79.7 percent ownership interest in Jazz LP.

References to the "Corporation" in this Management's Discussion and Analysis ("MD&A") refers, as the context may require, to ACE and its subsidiaries collectively, ACE and one or more of its subsidiaries, one or more of ACE's subsidiaries, or ACE itself.

This MD&A is current as of May 10, 2006 and should be read in conjunction with ACE's unaudited interim financial statements for Quarter 1 2006 and ACE's audited annual consolidated financial statements and annual MD&A for 2005. The unaudited interim consolidated financial statements are prepared in accordance with Generally Accepted Accounting Principles ("GAAP") in Canada and are based on accounting policies consistent with those disclosed in Note 2 to the 2005 annual consolidated financial statements of ACE. All amounts are stated in Canadian dollars, unless otherwise indicated. Certain percentage amounts calculated herein are based on the amounts rounded to millions.

For further information on ACE's public disclosure file, including ACE's Annual Information Form, consult SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Forward-looking statements are included in this MD&A. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve, but are not limited to, comments with respect to strategies, expectations, planned operations or future actions.

Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, energy prices, general industry, market and economic conditions, war, terrorist attacks, changes in demand due to the seasonal nature of the business, the ability to reduce operating costs and employee counts, employee relations, labour negotiations or disputes, restructuring, pension issues, currency exchange and interest rates, changes in laws, regulatory developments or proceedings, pending and future litigation and actions by third parties as well as the factors identified throughout this MD&A and, in particular, those identified in the "Risk Factors" section of ACE's 2005 MD&A dated February 9, 2006. The forward-looking statements contained in this MD&A represent ACE's expectations as of May 10, 2006, and are subject to change after such date. However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 1 2006

--------------------------------------------------------------------------------
2. GLOSSARY
--------------------------------------------------------------------------------

Available Seat Miles or ASMs -- A measure of passenger capacity calculated by multiplying the total number of seats available for passengers by the miles flown;

Revenue Passenger Miles or RPMs -- A measure of passenger traffic calculated by multiplying the total number of revenue passengers carried by the miles they are carried;

Passenger Load Factor -- A measure of passenger capacity utilization derived by expressing Revenue Passenger Miles as a percentage of Available Seat Miles;

Passenger Revenue per Available Seat Mile or RASM -- Average passenger revenue per ASM;

Yield -- Average passenger revenue per RPM;

Subsidiary or subsidiaries -- refers to, in relation to ACE, any entity, including a corporation or a limited partnership, which is controlled, directly or indirectly, by ACE.

--------------------------------------------------------------------------------
                                       2

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 1 2006

--------------------------------------------------------------------------------
3. OVERVIEW AND GENERAL BUSINESS SUMMARY
--------------------------------------------------------------------------------

3.1      Revenue model

The current and ongoing development of the revenue model is focused on providing our customers ease of use, value, choice, transparency and flexibility. The foundation of the revenue model is the branded fare strategy. The Corporation believes that providing its customers with options and the ability to choose fares and attributes that better suit their travel needs creates a better buying experience and improves transparency of what is purchased. As the Corporation continues to enhance its product offering, the Corporation does and will continue to provide fares aimed at the price sensitive leisure market. These fares will offer less scheduling flexibility and will have fewer attributes because they are discounted. In addition, the Corporation offers and will continue to offer other branded fare price points that have additional flexibility and attributes associated with them. These branded fares are more conducive to the business traveler and their changing schedules and needs. The Corporation is also adding "a la carte" options to some of its branded fares that allow a traveler to purchase a seat assignment on Air Canada's lowest, most restrictive fares, get a discount for not checking bags, waiving change options and, on some branded fares, getting a discount for opting out of a seat assignment. These are a few examples of the diversified revenue model the Corporation is implementing and further developing.

The Corporation has introduced a number of corporate and leisure pass products. These pass products provide the consumer or corporations the ability to pre-purchase a predefined number of segments for a flat fee. The majority of the passes are priced off of Air Canada's Tango Plus and Latitude branded fares. These fares and attributes are more conducive for business travel providing the flexibility and other features available in each of these branded fare products.

To successfully provide these products, the Corporation is also implementing easy-to-use website interfaces and adding local websites and improving employee tools to better serve customers. At this time, the Corporation's website is the only distribution source that can effectively display, price and serve the entire product offering. Other distribution channels are still only able to offer basic fares and fare rules.

The Corporation is very pleased with the continued success of each of the products being offered. The record load factor and improving revenue numbers are a reflection of our customers' acceptance of the new business model. The Corporation believes that its ability to continue to provide functionality that allows its customers to build the travel experience which is more conducive to their needs will improve loyalty and improve future revenue generation opportunities.

3.2       Fuel hedging

In order to minimize the airline's exposure to the volatility of jet fuel prices, the Corporation's fuel hedging strategy was recently revised. The requirement to hedge a fixed percentage of anticipated jet fuel consumption per month has been removed and the target levels to be achieved per year have been changed. This revised fuel hedging strategy provides more flexibility in terms of the scale, nature and timing of fuel hedging. At March 31, 2006, the Corporation had collar option structures in place to hedge a portion of its anticipated jet fuel requirements over the 2006 to 2008 period. For 2006, the majority of the Corporation's hedge positions are effectively in the form of jet fuel and heating oil-based contracts. The Corporation has 29 percent of the remainder of 2006 requirements hedged at prices that can fluctuate between an average of US$76 to US$84 per barrel for the jet fuel contracts and an average of US$74 to US$86 per barrel for the heating oil-based contracts. For 2007, the majority of the hedge positions are heating and crude oil-based contracts. The Corporation has hedged 23 percent of its 2007 requirements at prices that can fluctuate between an average of US$74 to US$85 per barrel for the heating oil-based contracts and an average of US$58 to US$69 per barrel for the crude oil-based contracts.

3.3      Non-unionized labour reductions

A workforce reduction plan was announced in February 2006 whereby non-unionized employee levels are in the process of being reduced by 20 percent. The staff reductions are primarily at Air Canada, ACTS, ACGHS and Air Canada Cargo. As at May 9, 2006, approximately 46 percent of these planned reductions had been completed. This program is expected to be substantially completed by the end of 2006. Relating to the total cost of this program, the Corporation recorded special charges for labour restructuring ("special labour charges") of $33 million in Quarter 1 2006 which management expects to recover in reduced salaries, wages and benefits expense within 12 to 14 months.
--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 1 2006


3.4      Fleet

In Quarter 1 2006, Air Canada took delivery of the last of 15 Embraer 175 aircraft on order, as well as of four Embraer 190 aircraft. Air Canada drew loans to finance the acquisition of these aircraft totaling $124 million (US$107 million). The remaining 38 of a total of 45 Embraer 190 aircraft deliveries are planned to be completed by January 2008. Air Canada had an operating fleet of 199 aircraft at March 31, 2006 compared to 200 aircraft at March 31, 2005.

In late 2005, Air Canada announced an interior makeover program which will provide new seats in Hospitality service and Executive Class, industry leading lie-flat beds in Executive First, and state-of-the-art entertainment systems at every seat. The new Embraer aircraft are being delivered with the new seats and entertainment systems already installed and the interior upgrades for the Airbus A320 and Boeing 767-300 aircraft have begun.

On April 3, 2006, Air Canada announced that it had signed a 10-year lease for one new Boeing 777 from International Lease Finance Corporation ("ILFC") to accelerate its wide-body fleet renewal and modernization program. Air Canada will take delivery of this aircraft in 2007, bringing to eight the total number of Boeing 777 aircraft entering the fleet in 2007. Delivery of the leased aircraft will allow Air Canada to accelerate by nearly two years the return of a leased Airbus A340-300 originally scheduled to be returned to ILFC in mid-2009.

In Quarter 1 2006, Jazz received five CRJ100 transferred from Air Canada and took delivery of two CRJ200 aircraft. Jazz had an operating fleet of 129 aircraft at March 31, 2006, an increase of 36 aircraft from March 31, 2005.

3.5      Air Canada credit facility

As a result of the Corporation's strong liquidity position and the continuing focus on cost reduction, Air Canada was able to finalize amendments to its existing senior secured syndicated revolving credit facility on March 31, 2006. Under the amended agreement, the aggregate amount available was amended to $250 million from $300 million (or the US dollar equivalent). The interest rate margins applicable to the utilization of the facility have been adjusted downward and fluctuate based on a favourably revised EBITDAR coverage ratio grid. As at March 31, 2006, no amount was drawn under this facility. Standby fees have also been reduced and will be lower by approximately $500,000 per year versus the pre-amended agreement, should the facility continue to remain undrawn. This amended agreement also improves operational and financial flexibility.

3.6      Initial public offering of the Jazz Air Income Fund

ACE completed an initial public offering of the Jazz Air Income Fund ("the Fund") on February 2, 2006. The Fund sold 23.5 million units at a price of $10.00 per unit for net proceeds of $218 million, net of offering costs of $17 million which were paid during the quarter. Following the closing of the initial public offering, the Fund issued an additional 1.5 million units from the exercise of an over-allotment option for net proceeds of approximately $14 million bringing the aggregate net proceeds of the offering to approximately $232 million. Following the completion of this offering, ACE's ownership interest in Jazz was 79.7 percent and remains unchanged as of the date of this MD&A. The net proceeds were distributed to ACE and ACE will use the proceeds for general corporate purposes. In addition, a $150 million secured syndicated credit facility was established of which approximately $115 million ($113 million, net of fees of $2 million) was drawn by Jazz on closing of the offering.

3.7      Special distribution of Aeroplan units

ACE completed a special distribution of units of the Aeroplan Income Fund to its shareholders. The record date for the purpose of the special distribution was March 3, 2006. Based on the closing price of the units of Aeroplan Income Fund on March 3, 2006, the value of the units distributed to ACE's shareholders amounted to $251 million. Following the completion of the distribution and the transfer of units in connection with the Initial Long Term Incentive Plan of Aeroplan, ACE's ownership interest in Aeroplan was 75.3 percent and remains unchanged as of the date of this MD&A.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 1 2006


3.8      ACTS

On April 20, 2006, ACTS announced a number of executive appointments and a realignment of the senior management structure that supports the strategic business objectives of the business. ACTS is currently completing a thorough review of its operations including contract profitability. Cash management, cost reduction and increased productivity are top priorities.

Considerable focus is also being directed on the full evaluation of systems and processes and potentially the implementation of an Enterprise Resource Planning ("ERP") system which will allow ACTS to become more responsive and competitive, while enhancing profit margins and improving customer satisfaction.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 1 2006

--------------------------------------------------------------------------------
4. QUARTER 1 2006 RESULTS
--------------------------------------------------------------------------------

4.1      Comparison of consolidated results

The following table compares the consolidated results of operations of ACE for Quarter 1 2006 to Quarter 1 2005.

=======================================================================================================================
($ millions, except per share amounts)                    Quarter 1 2006      Quarter 1 2005     $ Change     % Change
----------------------------------------------------- ------------------- ------------------- ------------ ------------
Operating revenues
Passenger                                                         $2,021              $1,739         $282           16
Cargo                                                                151                 135           16           12
Other                                                                312                 303            9            3
----------------------------------------------------- ------------------- ------------------- ------------
                                                                   2,484               2,177          307           14
----------------------------------------------------- ------------------- ------------------- ------------

Operating expenses
Salaries, wages and benefits                                         642                 613           29            5
Aircraft fuel                                                        569                 415          154           37
Aircraft rent                                                        113                  90           23           26
Airport and navigation fees                                          230                 213           17            8
Aircraft maintenance, materials and supplies                         129                  94           35           37
Communications and information technology                             78                  77            1            1
Food, beverages and supplies                                          80                  78            2            3
Depreciation, amortization and obsolescence                          134                 120           14           12
Commissions                                                           68                  65            3            5
Special labour charges(1)                                             33                   -           33          n/a
Other                                                                470                 422           48           11
----------------------------------------------------- ------------------- ------------------- ------------
                                                                   2,546               2,187          359           16
----------------------------------------------------- ------------------- ------------------- ------------




----------------------------------------------------- ------------------- ------------------- ------------

Operating loss                                                       (62)                (10)         (52)

Non-operating income (expense)
Interest income                                                       22                  12           10
Interest expense                                                     (88)                (75)         (13)
Interest capitalized                                                   9                   3            6
Gain on sale of assets                                                 3                   -            3
Jazz dilution gain                                                   220                   -          220
Other                                                                  3                  (3)           6
----------------------------------------------------- ------------------- ------------------- ------------
                                                                     169                 (63)         232
----------------------------------------------------- ------------------- ------------------- ------------

Income (loss) before the following items:                            107                 (73)         180

Non-controlling interest                                             (15)                 (3)         (12)
Foreign exchange gain (loss)                                          13                 (15)          28
Recovery of  income taxes                                             13                  14           (1)
----------------------------------------------------- ------------------- ------------------- ------------
Income (loss) for the period                                        $118               $ (77)        $195
===================================================== =================== =================== ============

Earnings (loss) per share
- Basic                                                            $1.15             $ (0.87)       $2.02
- Diluted                                                          $1.12             $ (0.87)       $1.99

EBITDAR(2)                                                           185                 200          (15)
EBITDAR(2) excluding special labour charges                          218                 200           18
=======================================================================================================================

  (1) Special labour charges of $33 million were recorded during Quarter 1 2006 relating to the non-unionized labour reduction program, with $28 million recorded in Transportation Services and $5 million in ACTS.
  (2) Refer to "Non-GAAP Financial Measures" on page 19 of this MD&A for a reconciliation of EBITDAR. For Aeroplan and ACTS, EBITDA is used and is comparable to EBITDAR as these two segments do not incur aircraft rent expense.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 1 2006


Net income for Quarter 1 2006 amounted to $118 million or $1.12 per diluted share. This increase reflected an improvement of $195 million versus the same period of 2005 largely due to the dilution gain relating to the initial public offering of Jazz. After special labour charges of $33 million, ACE reported an operating loss of $62 million in Quarter 1 2006, an increase of $52 million from the $10 million operating loss recorded in Quarter 1 2005.

ACE supplements reported GAAP results with an analysis of results adjusted for items (referred to herein as "adjusted non-GAAP results") which are not reflective of the underlying financial performance of the Corporation from ongoing operations. The Corporation adjusts for these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in business performance. The analysis of results adjusted for non-recurring items is considered a non-GAAP financial measure as it does not have a standardized meaning and is therefore unlikely to be comparable to similar measures presented by other companies. The major items which have been adjusted for include: special labour charges of $33 million and a related tax recovery of $11 million as a result of the non-unionized labour reductions which began in February 2006; a $220 million dilution gain and a $10 million future income tax expense related to the initial public offering of Jazz; and a $4 million net interest expense charge and a $6 million future tax expense related to the special distribution of Aeroplan units. The following table adjusts ACE's results for Quarter 1 2006 for these significant non-recurring items and compares these results to reported GAAP results for Quarter 1 2005. There were no significant non-recurring items in Quarter 1 2005.

=====================================================================================================================
($ millions)                                                                       Adjusted
                              Actual GAAP                                          non-GAAP   Actual GAAP
                              results for    Special                            results for   results for
                                Quarter 1     labour      Jazz       Special      Quarter 1     Quarter 1
                                     2006    charges  dilution  distribution           2006          2005   Variance
---------------------------- ------------- ---------- --------- ------------- -------------- ------------- ----------
Operating revenues                 $2,484                                            $2,484        $2,177       $307
                             -------------                                    -------------- ------------- ----------

  Salaries, wages
  and benefits                        642                                               642           613         29
  Aircraft fuel                       569                                               569           415        154
  Ownership (DAR) (1)                 247                                               247           210         37
  Special labour charges               33       (33)                                      -             -          -
  Other expenses                    1,055                                             1,055           949        106
                             -------------                                    -------------- ------------- ----------
Total operating expenses            2,546                                             2,513         2,187        326
                             -------------                                    -------------- ------------- ----------

Operating loss                        (62)                                              (29)          (10)       (19)

Non-operating
income (expense)                      169                 (220)            4            (47)          (63)        16
Non-controlling interest              (15)                                              (15)           (3)       (12)
Foreign exchange
gain (loss)                            13                                                13           (15)        28
Recovery of
Income taxes                           13       (11)        10             6             18            14          4

                             -------------                                    -------------- ------------- ----------
Income (loss)                        $118                                              ($60)         ($77)       $17
for the period
                             =============                                    ============== ============= ==========

EBITDAR                              $185                                              $218          $200        $18
                             =============                                    ============== ============= ==========

=====================================================================================================================

  (1) DAR refers to the combination of Aircraft rent and Depreciation, amortization and obsolescence.

Excluding special labour charges but including an increase in fuel expense of $154 million, EBITDAR, on a consolidated basis, improved $18 million over the same period in 2005. Aeroplan's EBITDA increased by $15 million while Jazz's EBITDAR improved by $22 million. For the Transportation Services segment, EBITDAR, excluding special labour charges of $28 million but including the increase in fuel expense, increased $16 million. These improvements were partly offset by an EBITDA deterioration at ACTS of $34 million mainly due to the reduced profitability of the airframe and engine maintenance divisions.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 1 2006


Consolidated operating revenues rose $307 million or 14 percent from Quarter 1 2005 mainly due to an increase in passenger revenues reflecting a system yield and traffic improvement of 9 and 6 percent respectively. The system yield improvement was principally due to increased fares to cover higher fuel costs in the domestic and US transborder markets and increased fuel surcharges in the international markets. The yield improvement was also due to an improvement in business class premium traffic partly offset by the negative impact of a strong Canadian dollar on foreign currency denominated revenues. Cargo revenues increased $16 million or 12 percent over Quarter 1 2005 due to a 19 percent growth in cargo traffic partly offset by a yield deterioration of 6 percent. Other revenues increased $9 million or 3 percent in large part due to higher Aeroplan redemption and third party maintenance revenues largely offset by lower revenues from Air Canada Vacations due to lower passenger volumes largely as a result of the disruptions to the Mexican leisure market following the 2005 hurricane season. Difficulties integrating a new reservation system at Air Canada Vacations also resulted in reduced passenger bookings.

Unit cost, as measured by operating expense per ASM, increased 10 percent from Quarter 1 2005. Excluding fuel expense and special labour charges, unit cost was up 4 percent. This was in large part due to higher aircraft maintenance materials and supplies expense, increased ownership costs and growth in non-ASM producing businesses. The following table compares ACE's operating expenses per ASM for Quarter 1 2006 to Quarter 1 2005.

======================================================================================================================
($ cents per ASM)                                        Quarter 1 2006     Quarter 1 2005      $ Change     % Change
---------------------------------------------------- ------------------- ------------------ ------------- ------------
Salary and wages                                                   3.43               3.46         (0.03)          (1)
Benefits                                                           1.07               1.06          0.01            1
Ownership (DAR)                                                    1.73               1.55          0.18           12
Airport and navigation fees                                        1.61               1.57          0.04            3
Aircraft maintenance, materials and supplies                       0.90               0.69          0.21           30
Food, beverages and supplies                                       0.56               0.58         (0.02)          (3)
Commissions                                                        0.47               0.48         (0.01)          (2)
Other                                                              3.83               3.67          0.16            4

---------------------------------------------------- ------------------- ------------------ -------------
Operating expense, excluding
special labour charges and aircraft fuel (1)                      13.60              13.06          0.54            4

Special labour charges                                             0.23                  -          0.23          n/a
Aircraft fuel                                                      3.98               3.06          0.92           30

---------------------------------------------------- ------------------- ------------------ -------------
Total operating expense                                           17.81              16.12          1.69           10
==================================================== =================== ================== =============

======================================================================================================================

  (1) Refer to "Non-GAAP Financial Measures" on page 19 of this MD&A for additional information.

Salaries and wages expense totaled $490 million in Quarter 1 2006, an increase of $21 million or 4 percent from Quarter 1 2005. Average full-time equivalent ("FTE") employees increased by 1,343 FTE employees or 4 percent on a capacity increase of 5 percent over Quarter 1 2005. The average FTE growth was mainly reflected in ACTS and Jazz with increases of 548 FTE employees or 16 percent and 580 FTE employees or 17 percent, respectively. The increase in expense resulting from higher employee levels was partly offset by a reduction in average salaries reflecting employees being hired at lower wage scales. Employee productivity, as measured by ASM per FTE employee, grew 1 percent over Quarter 1 2005.

Employee benefits expense increased $8 million or 6 percent from Quarter 1 2005. The increase in pension expense of $14 million mainly resulted from a lower discount rate applied to pension obligations and by higher payroll costs. This increase in pension expense was largely offset by reduced employee future benefits expenses amounting to $11 million.

On a capacity increase of 5 percent, fuel expense was up $154 million or 37 percent reflecting continuing high fuel prices. The average base fuel price increase of $149 million, the volume-related increase of $27 million and a fuel hedging loss of $5 million were partially offset by a reduction of $27 million due to the favourable impact of a stronger Canadian dollar versus the US dollar during Quarter 1 2006 when compared to Quarter 1 2005.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 1 2006


Ownership costs, which are comprised of aircraft rent and depreciation, amortization and obsolescence expenses, increased $37 million largely due to the net addition of 37 aircraft to the operating fleet which accounted for approximately $29 million of the increase. Twenty owned Embraer and two chartered freighter aircraft were added to the operating Air Canada fleet and six leased CRJ200 and 15 leased CRJ705 aircraft were added to the operating Jazz fleet since Quarter 1 2005. A change in assumptions relating to the residual values of certain aircraft was also a factor in depreciation and accounted for approximately $10 million of the increase. These increases were partly offset by the impact of a stronger Canadian dollar for leases denominated in US dollars.

Airport and navigation fees increased $17 million or 8 percent mainly due to a 7 percent increase in aircraft departures and increased rates for landing and general terminal fees primarily at Toronto's Pearson International Airport. At Pearson, landing fees increased 7 percent per metric tonne and general terminal charges rose 9 percent per seat for domestic and international arrivals.

Aircraft maintenance materials and supplies expense increased $35 million largely as a result of higher engine maintenance expenses related to the aging of certain engines which required replacement of more expensive life limited parts compared to Quarter 1 2005. In addition, ACTS outsourced heavy maintenance activities to outside MRO companies in Quarter 1 2006 relating to seven Air Canada Boeing 767 as ACTS was operating at full capacity. The contracting out of maintenance activities to MRO companies resulted in increased aircraft maintenance materials and supplies expense as all expenses (including labour expenses) relating to the services purchased were included in this expense category. In addition, an increase in engine and component maintenance activities was also a factor in the increase over Quarter 1 2005.

Commission expense increased only $3 million or 5 percent on combined passenger and cargo revenue growth of 16 percent. The increase in commission expense resulting from the significant growth in Transportation revenues was largely offset by the impact of a change in the base commission structure and an increase in direct passenger sales via the internet. In Quarter 1 2005, the Corporation recorded a favorable adjustment of $11 million relating to changes in estimates on commission expense on corporate contracts.

Other expense increases included customer maintenance materials, advisory fees, Aeroplan non-air redemption expenses, credit card fees, crew cycle expenses, advertising and promotion, terminal handling as well as other categories of expenses. These increases were partly offset by lower expenses at Air Canada Vacations due to reduced passenger volumes largely as a result of the disruptions to the Mexican leisure market following the 2005 hurricane season. Difficulties integrating a new reservation system at Air Canada Vacations also resulted in reduced passenger bookings.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 1 2006


4.2      Comparison of segment results

The following table compares segment results for Quarter 1 2006 to segment results for Quarter 1 2005. Refer to Note 8 of the unaudited interim Quarter 1 2006 Consolidated Financial Statements of ACE for segment results for Quarter 1 2006 and for segment results for Quarter 1 2005.

=======================================================================================================================
            VARIANCE                                        Quarter 1 2006 versus Quarter 1 2005
                                   ------------------------------------------------------------------------------------
($ millions)                         Transportation                                      Inter-Segment            ACE
                                           Services   Aeroplan         Jazz         ACTS   Elimination    Consolidated
---------------------------------- ----------------- ---------- ------------ ------------ ------------- ---------------
Passenger revenue                               282          -            -            -             -             282
Cargo revenue                                    16          -            -            -             -              16
Other revenue                                   (25)        27            -            7             -               9
---------------------------------- ----------------- ---------- ------------ ------------ ------------- ---------------
External revenue                                273         27            -            7             -             307
Inter-segment revenue                             4          -          106           18          (128)              -
---------------------------------- ----------------- ---------- ------------ ------------ ------------- ---------------
Total revenue                                   277         27          106           25          (128)            307
---------------------------------- ----------------- ---------- ------------ ------------ ------------- ---------------

Salaries, wages and benefits                      1          -           15           13             -              29
Special labour charges                           28          -            -            5             -              33
Fuel                                            154          -           34            -           (34)            154
Ownership (DAR)                                  19          2           17            -            (1)             37
Other operating expenses                        106         12           35           46           (93)            106
---------------------------------- ----------------- ---------- ------------ ------------ ------------- ---------------
Total operating expenses                        308         14          101           64          (128)            359

Operating income (loss)                         (31)        13            5          (39)            -             (52)
Total non-operating income
(expense), non-controlling
interest, foreign exchange and
income taxes                                    246          -            2           (1)            -             247

---------------------------------- ----------------- ---------- ------------ ------------ ------------- ---------------
Segment results                                 215         13            7          (40)            -             195
---------------------------------- ----------------- ---------- ------------ ------------ ------------- ---------------

Operating margin pp change                     (0.8)       4.5         (3.0)       (20.9)          n/a            (2.0)
EBITDAR / EBITDA(1)                             (12)        15           22          (39)           (1)            (15)
EBITDAR / EBITDA(1) excluding
special
labour charges                                   16         15           22          (34)           (1)             18
=======================================================================================================================

  (1) Refer to "Non-GAAP Financial Measures" on page 19 of this MD&A for additional information.

4.3      Transportation Services

The Transportation Services segment reported an operating loss of $117 million in Quarter 1 2006, an increase of $31 million from the operating loss of $86 million recorded in Quarter 1 2005. This includes special labour charges of $28 million and an increase of $154 million in fuel expense. Excluding special labour charges, EBITDAR improved $16 million.

Passenger revenues

System passenger revenues were up $282 million or 16 percent compared to Quarter 1 2005. This was achieved in an environment of strong market demand, rising capacity, increased load factors and higher yields. Air Canada reported its 25th consecutive month of record system load factor in April 2006. The increase in system passenger revenues was due to a 9 percent yield improvement and increases in passenger traffic in line with capacity growth. The passenger revenue improvement was largely attributable to the North American market and was as a result of higher yields and traffic growth on both domestic and US transborder routes. Passenger revenue growth was also recorded in the international markets due to yield improvements and higher passenger traffic as a result of increased capacity. The overall yield improvement was largely as a result of fuel-related fare increases and surcharges, an improvement in business class premium traffic and an improved domestic competitive position over Quarter 1 2005.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 1 2006


The following table describes, by major market, the percentage change from the prior year in passenger revenues for the six most recent quarters.

=====================================================================================================================
                             Quarter 4       Quarter 1      Quarter 2        Quarter 3      Quarter 4      Quarter 1
                                  2004            2005           2005             2005           2005           2006
----------------------- --------------- --------------- -------------- ---------------- -------------- --------------
Canada                               2               5             17               24             20             16
US Transborder                     (14)             (9)             4               10             23             25
Atlantic                             6               9             14               13             14             16
Pacific                             37              15             13                5              7              5
Other                               28              22             23               21             12             11
----------------------- --------------- --------------- -------------- ---------------- -------------- --------------
System                               4               5             14               16             17             16
=====================================================================================================================

The table below describes percentage changes in passenger revenues, capacity, traffic, passenger load factor and RASM for Quarter 1 2006 compared to Quarter 1 2005.

=====================================================================================================================
                             Passenger        Capacity         Traffic       Passenger
                               Revenue          (ASMs)          (RPMs)     Load Factor          Yield           RASM
                              % Change        % Change        % Change       pp Change       % Change       % Change
----------------------- --------------- --------------- --------------- --------------- -------------- --------------
Canada                              16               5               5             0.3             10             11
US Transborder                      25               8              13             3.4             11             16
Atlantic                            16              12              11            (0.9)             4              3
Pacific                              5               0               1             0.7              4              5
Other                               11               0              (1)           (0.7)            11             10
----------------------- --------------- --------------- --------------- --------------- -------------- --------------
System                              16               5               6             0.7              9             10
=====================================================================================================================

Domestic passenger revenues increased $109 million or 16 percent compared with Quarter 1 2005 due to a yield improvement resulting from increased fare levels to cover higher fuel costs, an improved domestic competitive position over Quarter 1 2005, traffic growth as a result of increased capacity as well as an improvement in business class premium traffic. Capacity increases were largely on services within Western Canada and on transcontinental services. Domestic RASM rose 11 percent above the 2005 level mainly reflecting the yield improvement.

US Transborder passenger revenues rose $95 million or 25 percent compared with Quarter 1 2005 due to an 11 percent yield improvement and an increase in traffic due to capacity increases and a very strong market demand. The yield improvement was largely due to increased fare levels to cover higher fuel costs and an improvement in business class premium traffic. These increases were partly offset by the impact of a stronger Canadian dollar versus the US dollar for sales denominated in US dollars. The growth in passenger traffic was largely as a result of increased capacity on the Las Vegas, Hawaii and Florida routes and on certain California routes such as San Francisco and San Diego. As a result of both the yield improvement and a 3.4 percentage point rise in passenger load factor, RASM was up 16 percent from Quarter 1 2005.

Atlantic passenger revenues increased $46 million or 16 percent compared with Quarter 1 2005 largely due to higher passenger traffic and, to a lesser extent, an increase in yield. The traffic growth primarily reflected additional flying to Rome which was a summer service in 2005 but was converted into a year-round service late in 2005. Also, in Quarter 1 2005, the Toronto-Delhi route was a non-stop flight reflected in Pacific services. Beginning in late 2005, this route became a one-stop flight through Zurich. Consequently, in Quarter 1 2006, the Toronto-Zurich portion of this route is reflected in Atlantic services while the Zurich-Delhi portion is reflected in Pacific services. Yields improved in all markets due to increased fuel surcharges to cover higher fuel costs which accounted for approximately half of the total increase and to a strong business class performance. These increases were partly offset by the adverse effect of a stronger Canadian dollar on foreign currency denominated revenues. Atlantic RASM increased 3 percent reflecting the yield improvement partly offset by a 0.9 percentage point deterioration in passenger load factor resulting from a 12 percent increase in capacity and an 11 percent growth in traffic.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 1 2006


Pacific passenger revenues were up $9 million or 5 percent compared with Quarter 1 2005 largely due to yield improvements in the China, Korea and India markets due to increased fuel surcharges to cover higher fuel costs and to a higher proportion of higher-yielding business travelers. These increases were partly offset by the adverse effect of a stronger Canadian dollar on foreign currency denominated revenues, particularly the Japanese yen. The traffic growth in the China, Japan and Hong Kong markets was largely offset by reduced traffic to India due to reduced capacity as a result of the route change discussed above. RASM increased 5 percent due to the 4 percent yield improvement and, to a lesser extent, the improvement in passenger load factor.

Other passenger revenues (comprised of South Pacific, Caribbean, Mexico and South America) were up $23 million or 11 percent from Quarter 1 2005 due to yield improvements in all markets mainly as a result of increased fuel surcharges to cover higher fuel costs and traffic growth. Traffic growth was mainly reflected in the South America, Cuba and the Caribbean markets and, to a lesser extent, the Mexico market, as a result of increased capacity partly offset by reduced capacity in the South Pacific as a result of schedule changes (reduced frequencies and change in aircraft type) in the Sydney market. RASM increased 10 percent due to the yield improvement partly offset by the deterioration in passenger load factor.

Cargo revenues

Cargo revenues increased $16 million or 12 percent over Quarter 1 2005 due to a 19 percent growth in cargo traffic partly offset by a yield deterioration of 6 percent. In 2006, three chartered MD-11 freighter aircraft were operated as compared to one MD-11 freighter in Quarter 1 2005. The revenue increase was mostly on Pacific routes with two chartered MD-11 freighter aircraft deployed mainly on the Toronto-Shanghai route. As a result of the increased freighter capacity, cargo revenues from freighter operations increased $20 million over Quarter 1 2005 and represented approximately 25 percent of Quarter 1 2006 system cargo revenues. Despite higher fuel surcharges, system yield per revenue ton mile declined 6 percent. This was due mainly to the relative growth in long-haul freight traffic, which has a lower yield per revenue ton mile, and the adverse impact of a stronger Canadian dollar on foreign currency denominated revenues.

Other revenues

Other non-transportation revenues were down $21 million or 15 percent over Quarter 1 2005 largely due to lower revenues at Air Canada Vacations due to reduced passenger volumes.

Operating expenses

Operating expenses increased $308 million or 15 percent over Quarter 1 2005 and included higher CPA ("Capacity Purchase Agreement") expenses of approximately $105 million. These CPA expenses are eliminated on consolidation. Pass-through costs, which are reimbursable on an at cost basis by Air Canada under the CPA, accounted for approximately $54 million of the increase. Controllable costs, as defined in the CPA, are borne by Jazz but are recovered through fees charged to Air Canada. These fees accounted for the remaining $51 million increase. The increase in both pass-through costs and the fees charged to Air Canada is mainly driven by growth in Jazz block hours, capacity and fleet size.

In Quarter 1 2006, special labour charges of $28 million were recorded in the Transportation Services segment. Other significant increases included fuel expense, aircraft maintenance materials and supplies, ownership costs and airport and navigation fees. The increases were partly offset by reduced expenses at Air Canada Vacations due to reduced passenger volumes. The main factors for the year-over-year changes in these expense categories are discussed in section 4.1 of this MD&A.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 1 2006


4.4      Aeroplan

Operating income amounted to $39 million in Quarter 1 2006 compared to $26 million in Quarter 1 2005, an increase of $13 million or 50 percent. The improvement reflected a 14 percent growth in Miles redeemed issued by Aeroplan; a higher average selling price per mile; an increase in breakage revenue; rapid growth in the high margin other revenue category; and a lower reward cost per mile. EBITDA improved $15 million over Quarter 1 2005.

Operating revenues amounted to $200 million in Quarter 1 2006 compared to $173 million in Quarter 1 2005, an increase of $27 million or 16 percent. The growth was primarily attributable to a higher number of Aeroplan Miles (issued by Aeroplan on or after January 1, 2002) redeemed which accounted for $18 million of the increase. A higher cumulative average selling price per Aeroplan Mile, due to contractual price increases, accounted for $3 million of the increase and breakage revenues increased by $2 million as a result of a growth in miles sold in 2004 and 2005. Other revenues, consisting primarily of charges to members for services rendered including booking, change and cancellation fees and commissions related to the sale of travel insurance, accounted for the remainder of the increase, partly due to the introduction of the mileage transfer program, an increase in the volume of cancellation and change fees, and to price increases to booking fees introduced in the fourth quarter of 2005.

Operating expenses in Quarter 1 2006 totaled $161 million compared to $147 million in Quarter 1 2005, an increase of $14 million or 10 percent primarily due to an increase in the cost of rewards. This increase in the cost of rewards is mainly attributable to a higher number of Aeroplan Miles (issued by Aeroplan on or after January 1, 2002) redeemed which accounted for $16 million of the increase. These increases were partially offset by a lower redemption cost per Aeroplan Mile redeemed for air travel rewards, representing $3 million. The lower costs are attributable to changes to the redemption mix of rewards as well as an increase in non-air reward redemption activity. Depreciation and amortization increased by $2 million mainly due to increased software amortization as projects previously under development were deployed into service. Other operating expenses, excluding depreciation and amortization, decreased by $1 million or 3 percent over Quarter 1 2005.

4.5      Jazz

Operating income of $35 million was recorded in Quarter 1 2006 compared to $30 million in Quarter 1 2005, an increase of $5 million or 17 percent. The increase in operating income was mainly due to a major fleet growth consistent with Jazz's plan to increase its relative share of the North American ASM capacity. EBITDAR of $71 million was recorded in Quarter 1, an increase of $22 million over Quarter 1 2005. This EBITDAR improvement was the result of the fleet growth, an increase in hours of contract flying, as well as cost control and performance incentives earned in the 2006 quarter.

The total operating margin decreased from 14.1 percent in Quarter 1 2005 to 11.1 percent in Quarter 1 2006, mostly as a result of the renegotiation of rates in the CPA which came into effect on January 1, 2006. Changes from the initial CPA include: extended term, covered aircraft of 133 guaranteed throughout the term and a higher mark-up which only applies on controllable costs with the pass-through expenses now reimbursable on an at cost basis by Air Canada. In addition, 2005 was a transition year for Jazz, reflecting an increase in the fleet, a change in the fleet mix and higher training costs, while 2006 captures the full implementation of many cost reduction initiatives which began in 2005.

Operating revenues were up $106 million or 50 percent compared to Quarter 1 2005. The significant increase in revenues was due to a net increase of 36 aircraft operated by Jazz, a 36 percent increase in block hours flown by these aircraft and an increase in pass-through costs charged to Air Canada under the CPA.

Operating expenses rose $101 million or 55 percent compared to Quarter 1 2005, including an increase in pass-through costs of $54 million or 95 percent driven largely by a capacity increase of 83 percent over the same period in 2005. Unit cost for Quarter 1 2006 decreased 14 percent from Quarter 1 2005. Excluding fuel expense, unit cost was down 21 percent. Unit cost reductions were achieved in all expense categories except fuel expense and aircraft rent. Unit aircraft rental costs increased quarter-over-quarter reflecting the new jet aircraft deliveries throughout 2005 and during Quarter 1 2006.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 1 2006


4.6      ACTS

ACTS recorded an operating loss of $19 million in Quarter 1 2006, a deterioration of $39 million from the same period in 2005. This deterioration was mainly due to reduced profit margins in the airframe and engine maintenance divisions and non-recurring items of $11 million recorded in the 2006 quarter. The non-recurring items included special labour charges of $5 million and unfavourable adjustments of $6 million which are reflected in the aircraft maintenance materials and supplies expense category. Excluding special labour charges, EBITDA showed a deterioration of $34 million over Quarter 1 2005. The review of operations, including contract profitability, cash management, cost reduction and increased productivity are top priorities for the new executives appointed at ACTS.

Total revenues amounted to $200 million in Quarter 1 2006, an increase of $25 million over the same period in 2005. Inter-segment revenues increased $18 million or 13 percent compared to Quarter 1 2005 mainly due to increased activity in engine and component maintenance for Air Canada. Third party revenues increased $7 million due to a higher volume of activity in airframe maintenance partially offset by lower a volume of activity in engine maintenance.

In Quarter 1 2006, operating expenses were up $64 million over Quarter 1 2005 primarily due to a $36 million increase in aircraft maintenance materials and supplies expenses largely related to the aging of certain engines which required replacement of more expensive life limited parts and increased third party activity in the airframe maintenance division compared to Quarter 1 2005. In addition, ACTS outsourced heavy maintenance activities relating to seven Air Canada Boeing 767 aircraft to outside MRO companies in Quarter 1 2006 as ACTS was operating at full capacity. Non-recurring unfavorable adjustments totaling $6 million in the 2006 quarter were also factors in the year-over-year increase in aircraft maintenance materials and supplies. Salaries, wages and benefit expense rose $13 million compared to Quarter 1 2005 due to significant capacity growth at ACTS' Montreal and Vancouver airframe maintenance centers.

--------------------------------------------------------------------------------
                                       14

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 1 2006

--------------------------------------------------------------------------------
5. FINANCIAL POSITION AND LIQUIDITY
--------------------------------------------------------------------------------

5.1      Share information

At March 31, 2006, the issued and outstanding common shares of ACE, along with common shares potentially issuable, pursuant to convertible preferred shares, convertible notes and stock options were as follows:

=====================================================================================================================
                                                                                   Number of shares (000)
                                                       Authorized        At March 31, 2006      At December 31, 2005
-------------------------------------------------- --------------- ------------------------ -------------------------
Issued and outstanding common shares
  Class A variable voting shares                        Unlimited                   77,016                    76,735
  Class B voting shares                                 Unlimited                   24,916                    25,059
  Shares held in escrow                                                                  -                        28
-------------------------------------------------- --------------- ------------------------ -------------------------
Total issued and outstanding common shares                                         101,932                   101,822
=====================================================================================================================

=====================================================================================================================
                                                                                   Number of shares (000)
                                                                         At March 31, 2006      At December 31, 2005
-------------------------------------------------- --------------- ------------------------ -------------------------
Common shares potentially issuable
  Convertible preferred shares                                                      10,354                    10,228
  Convertible notes                                                                  7,354                     6,875
  Stock options                                                                      3,350                     3,187
-------------------------------------------------- --------------- ------------------------ -------------------------
Total common shares potentially issuable                                            21,058                    20,290
=====================================================================================================================

=====================================================================================================================
                                                                                   Number of shares (000)
                                                                         At March 31, 2006      At December 31, 2005
-------------------------------------------------- --------------- ------------------------ -------------------------
Total outstanding and potentially issuable
common shares                                                                      122,990                   122,112
=====================================================================================================================

In connection with the special distribution of units of Aeroplan Income Fund to the shareholders of ACE, the conversion rate of the 4.25 percent Convertible Senior Notes due 2035 ("Convertible Notes") has been adjusted from 20.8333 to
22.2838 Class A variable voting shares (if the holder is not a Canadian) or Class B voting shares (if the holder is Canadian) per $1,000 principal amount of Convertible Notes. This adjustment was effective on March 22, 2006 and has been determined in accordance with the terms of indenture governing the Convertible Notes. Similarly, the Corporation's stock option plan provides for amendments to the option exercise price and the number of common shares to which participants are entitled to exercise in order to maintain the participants' economic rights in respect of their options in connection with a distribution. Effective March 22, 2006 the adjustment was applied to all unexercised ACE stock options as of March 1, 2006, whether vested or not. The weighted average exercise price and number of options outstanding have been amended from $25.54 and 3,131,946 options to $23.87 and 3,350,193 options. These amendments are reflected in the number of common shares potentially issuable at March 31, 2006. Refer to Notes 2 and 7 to the unaudited interim Quarter 1 2006 Consolidated Financial Statements of ACE for additional information on this transaction.

5.2      Liquidity and working capital

The Corporation maintains considerable liquidity in cash and short-term investments along with access to additional funds under various credit facilities. At March 31, 2006, the Corporation had cash, cash equivalents and short term investments of $2,629 million and positive working capital of $474 million. Compared to December 31, 2005, cash, cash equivalents and short term investments have increased by $448 million and working capital has increased by $131 million.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 1 2006

--------------------------------------------------------------------------------
6. FINANCIAL MANAGEMENT -- QUARTER 1 2006 ANALYSIS
--------------------------------------------------------------------------------

6.1      Cash flows from operations

Cash flows from operations in Quarter 1 2006 increased $50 million from Quarter 1 2005 primarily as a result of improved cash flow from working capital items partially offset by a decline in operating results.

6.2      Cash flows from financing activities

In Quarter 1 2006, ACE completed an initial public offering of the Jazz Air Income Fund for aggregate net proceeds of $232 million of which $218 million is included in financing activities and $14 million is included in investment activities. In connection with the offering, Jazz arranged for senior secured syndicated credit facility in the amount of $150 million. Jazz received proceeds of $115 million ($113 million, net of fees of $2 million), representing the drawing under this new credit facility. Refer to Note 2 to ACE's unaudited interim Quarter 1 2006 Consolidated Financial Statements for additional information on this transaction.

Aircraft borrowings amounted to $124 million (US$107 million) in Quarter 1 2006 and related to the delivery of five Embraer aircraft. Scheduled payments of $19 million were made on capital lease obligations. Other mandatory scheduled payments and other payments amounted to $69 million.

6.3      Cash flows used for investing activities

Additions to capital assets totaled $280 million and included $148 million related to the purchase of five Embraer aircraft and $44 million related to pre-delivery payments on Boeing aircraft. Other additions to capital assets included inventory and spare engines, ground equipment, facilities and system development costs.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 1 2006

--------------------------------------------------------------------------------
7. QUARTERLY FINANCIAL DATA
--------------------------------------------------------------------------------

The table below describes quarterly financial results and major operating statistics of the Predecessor Company, Air Canada, for the second and third quarter of 2004 and the financial results of ACE for the subsequent periods.

======================================================================================================================
($ millions, except per share  amounts)     Air Canada (1)  |                           ACE
                                          ------------------|---------------------------------------------------------
                                                Q2       Q3 |      Q4       Q1        Q2        Q3       Q4        Q1
                                              2004     2004 |    2004     2005      2005      2005     2005      2006
----------------------------------------- --------- --------|--------- -------- --------- --------- -------- ---------
                                                            |
Operating revenues                          $2,221   $2,496 |  $2,062   $2,177    $2,458    $2,833   $2,362    $2,484
                                                            |
Operating expenses (2)                      (2,199)  (2,253)|  (2,065)  (2,187)   (2,281)   (2,513)  (2,397)   (2,546)
----------------------------------------- --------- --------|--------- -------- --------- --------- -------- ---------
                                                            |
Operating income (loss) before                              |
reorganization and                                          |
restructuring items                             22      243 |      (3)     (10)      177       320      (35)      (62)
                                                            |
Reorganization and restructuring items        (426)    (313)|       -        -         -         -        -         -
                                                            |
Total non-operating income (expense),                       |
non-controlling interest,                                   |
foreign exchange gain (loss)                                |
and income taxes (3)                          (106)     (11)|      18      (67)       (9)      (50)     (68)      180
                                                            |
----------------------------------------- --------- --------|--------- -------- --------- --------- -------- ---------
Net income (loss)                            $(510)    $(81)|     $15     $(77)     $168      $270    $(103)     $118
========================================= ========= ========|========= ======== ========= ========= ======== =========
                                                            |
Earnings (loss) (4)                                         |
   Per share - basic                        $(4.24)  $(0.67)|   $0.17   $(0.87)    $1.67     $2.66   $(1.02)    $1.15
   Per share - diluted                      $(4.24)  $(0.67)|   $0.17   $(0.87)    $1.49     $2.33   $(1.02)    $1.12
                                                            |
Revenue passenger miles (millions)          10,836   12,853 |   9,681   10,586    11,613    13,981   10,584    11,240
Available seat miles (millions)             13,931   15,993 |  12,815   13,566    14,487    16,961   13,808    14,287
Passenger load factor (%)                     77.8     80.4 |    75.5     78.0      80.2      82.4     76.7      78.7
                                                            |
Operating expense per                                       |
available seat mile (CASM) (cents)            15.8     14.1 |    16.1     16.1      15.7      14.8     17.4      17.8
CASM, excluding fuel expense                                |
(cents) (5)                                   13.1     11.2 |    12.7     13.1      12.1      10.8     13.2      13.8
CASM, excluding fuel expense and                            |
special labour charges (cents) (5)               -        - |       -        -         -         -        -      13.6
                                                            |
======================================================================================================================

  (1) On September 30, 2004, Air Canada and certain subsidiaries emerged from creditor protection under the provisions of the Companies' Creditors Arrangement Act (Canada) ("CCAA"). In accordance with Section 1625 of the Canadian Institute of Chartered Accountants ("CICA") Handbook, ACE adopted fresh start reporting on September 30, 2004. Prior period financial information has not been restated to reflect the impact of fair value adjustments and, accordingly, certain amounts in the Predecessor Company's results are not directly comparable to those of ACE.
  (2)    Includes special labour charges of $33 million in Quarter 1 2006.
  (3) In Quarter 2 2005, ACE recorded a dilution gain of $190 million and a tax provision of $28 million relating to the dilution of ACE's interest in Aeroplan. In Quarter 1 2006, ACE recorded a dilution gain of $220 million and a tax provision of $10 million relating to the Jazz transaction as further described in Section 3.6 of this MD&A.
  (4) All issued and outstanding options of Air Canada and warrants were cancelled without payment or consideration on September 30, 2004 and a new ACE share capital structure was established.
  (5) Refer to "Non-GAAP Financial Measures" on page 19 of this MD&A for additional information.

Seasonality

The Corporation has historically experienced considerably greater demand for its services in the second and third quarters of the calendar year and significantly lower demand in the first and fourth quarters of the calendar year. This demand pattern is principally a result of the high number of leisure travelers and their preference for travel during the spring and summer months. Air Canada and Jazz have substantial fixed costs that do not meaningfully fluctuate with passenger demand in the short-term.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 1 2006

--------------------------------------------------------------------------------
8. CONTROLS AND PROCEDURES
--------------------------------------------------------------------------------

Disclosure controls and procedures within the Corporation have been designed to provide reasonable assurance that all relevant information is identified to its Disclosure Policy Committee to ensure appropriate and timely decisions are made regarding public disclosure.

ACE's 2005 annual report contains a statement that the Chairman, President and Chief Executive Officer ("CEO") and the Executive Vice President and Chief Financial Officer ("CFO") have concluded that the Corporation's disclosure controls and procedures are effective based upon an evaluation of these controls and procedures conducted at December 31, 2005.

ACE filed certifications, signed by the CEO and CFO, with the Canadian Securities Administrators and the SEC in the United States upon filing of ACE's 2005 Annual Report. In those filings, ACE's CEO and CFO certify, as required in Canada by Multilateral Instrument 52-109 and in the United States by the Sarbanes-Oxley Act, the appropriateness of the financial disclosures and the effectiveness of ACE's disclosure controls and procedures. ACE's CEO and CFO also certify the appropriateness of the financial disclosures in its interim filings with Securities Regulators and the design of the disclosure controls and procedures.

As in prior quarters, ACE's Audit, Finance and Risk Committee reviewed this MD&A and the unaudited interim consolidated financial statements and ACE's Board of Directors approved these documents prior to their release.

--------------------------------------------------------------------------------
9. MATERIAL CHANGES
--------------------------------------------------------------------------------

There have been no material changes to debt and lease obligations other than those disclosed in section 3 of this MD&A. Similarly, there have been no material changes to capital expenditures, pension funding, off-balance sheet arrangements, accounting policies and critical accounting estimates from those disclosed in ACE's 2005 MD&A dated February 9, 2006.

--------------------------------------------------------------------------------
10. RISK FACTORS
--------------------------------------------------------------------------------

For a detailed description of the possible risk factors associated with ACE and/or its subsidiaries, refer to the section entitled "Risk Factors" in ACE's 2005 MD&A dated February 9, 2006. There have been no material changes to the risk factors disclosed at that time.

--------------------------------------------------------------------------------
11. SUBSEQUENT EVENT
--------------------------------------------------------------------------------

ACE Aviation Holdings Inc. sells 1.75 million shares in US Airways Group, Inc.

On April 10, 2006, the Corporation announced that it entered into an agreement to sell 1.75 million shares of its holdings in US Airways Group, Inc. ("US Airways") to PAR Investment Partners LP. The net proceeds from the sale transaction on closing on April 13, 2006 amounted to $78 million (US$68 million) which represents 90 percent of the Corporation's original investment in US Airways of US$75 million in September 2005. ACE continues to hold 3.25 million shares, representing approximately 3.8 percent of the equity in US Airways.

Following completion of the transaction and in accordance with the terms of the original Stockholders Agreement entered into between ACE and US Airways, ACE Chairman, President and CEO Robert Milton resigned from the Board of Directors of US Airways on April 19, 2006.

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 1 2006

--------------------------------------------------------------------------------
12. NON-GAAP FINANCIAL MEASURES
--------------------------------------------------------------------------------

EBITDAR/EBITDA

EBITDAR (earnings before interest, taxes, depreciation, amortization and obsolescence and aircraft rent) is a non-GAAP financial measure commonly used in the airline industry to view operating results before aircraft rent and depreciation, obsolescence and amortization, as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and other assets. For segments without aircraft rent, such as Aeroplan and ACTS, EBITDA (earnings before interest, taxes, depreciation, amortization and obsolescence) is used. EBITDAR and EBITDA are not recognized measures for financial statement presentation under GAAP and do not have a standardized meaning and are therefore not likely to be comparable to similar measures presented by other public companies. EBITDAR and EBITDA are reconciled to operating income (loss) as follows:

======================================================================================================================
($ millions)                                                 Quarter 1 2006          Quarter 1 2005          $ Change
---------------------------------------------------- ----------------------- ----------------------- -----------------
ACE Consolidated
GAAP operating loss                                                     (62)                    (10)              (52)
Add back:
Aircraft rent                                                           113                      90                23
Depreciation, amortization and obsolescence                             134                     120                14
---------------------------------------------------- ----------------------- ----------------------- -----------------
EBITDAR                                                                 185                     200               (15)
Add back:
Special labour charges                                                   33                       -                33
EBITDAR excluding special labour charges                                218                     200                18
======================================================================================================================

Transportation Services
GAAP operating loss                                                    (117)                    (86)              (31)
Add back:
Aircraft rent                                                            83                      77                 6
Depreciation, amortization and obsolescence                             118                     105                13
---------------------------------------------------- ----------------------- ----------------------- -----------------
EBITDAR                                                                  84                      96               (12)
Add back:
Special labour charges                                                   28                       -                28
EBITDAR excluding special labour charges                                112                      96                16
======================================================================================================================

Aeroplan
GAAP operating income                                                    39                      26                13
Add back:
Depreciation, amortization and obsolescence                               4                       2                 2
---------------------------------------------------- ----------------------- ----------------------- -----------------
EBITDA                                                                   43                      28                15
======================================================================================================================

Jazz
GAAP operating income                                                    35                      30                 5
Add back:
Aircraft rent                                                            32                      14                18
Depreciation, amortization and obsolescence                               4                       5                (1)
---------------------------------------------------- ----------------------- ----------------------- -----------------
EBITDAR                                                                  71                      49                22
======================================================================================================================

ACTS
GAAP operating income (loss)                                            (19)                     20               (39)
Add back:
Depreciation, amortization and obsolescence                               8                       8                 -
---------------------------------------------------- ----------------------- ----------------------- -----------------
EBITDA                                                                  (11)                     28               (39)
Add back:
Special labour charges                                                    5                       -                 5
EBITDA excluding special labour charges                                  (6)                     28               (34)
======================================================================================================================

--------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 1 2006


Operating expense, excluding fuel expense and special labour charges

The Corporation uses operating expense, excluding fuel expense and special labour charges to assess the operating performance of its ongoing business without the effects of fuel expense and special labour charges. These items are excluded from the Corporation's results as they could potentially distort the analysis of trends in business performance. Fuel expense has increased significantly year-over-year and excluding this expense from GAAP results allows the Corporation to compare its operating performance on a consistent basis. Special labour charges are not reflective of the underlying financial performance of the Corporation from ongoing operations as they are expected to be non-recurring in nature.

Operating expense, excluding fuel expense as well as operating expense, excluding fuel expense and special labour charges are not recognized measures for financial statement presentation under GAAP and do not have a standardized meaning and are therefore not likely to be comparable to similar measures presented by other public companies. Operating expense, excluding fuel expense and operating expense, excluding fuel expense and special labour charges are reconciled to operating expense as follows:

======================================================================================================================
($ millions)                                                 Quarter 1 2006          Quarter 1 2005          $ Change
---------------------------------------------------- ----------------------- ----------------------- -----------------
ACE Consolidated
GAAP operating expense                                                2,546                   2,187               359
Remove:
Aircraft fuel                                                          (569)                   (415)             (154)
---------------------------------------------------- ----------------------- ----------------------- -----------------
Operating expense, excluding fuel expense                             1,977                   1,772               205
Remove:
Special labour charges                                                  (33)                      -               (33)
---------------------------------------------------- ----------------------- ----------------------- -----------------
Operating expense, excluding fuel expense and
special labour charges                                                1,944                   1,772               172
======================================================================================================================

--------------------------------------------------------------------------------
                                       20

                                                                      Document 3

                Form 52-109F2 - Certification of Interim Filings

I, Robert A. Milton, President and Chief Executive Officer of ACE AVIATION HOLDINGS INC., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of ACE AVIATION HOLDINGS INC. (the "issuer") for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.


Date: May 11, 2006

(signed) Robert A. Milton
---------------------------
Robert A. Milton
President and Chief Executive Officer

                                                                      Document 4

                Form 52-109F2 - Certification of Interim Filings

I, Brian Dunne, Executive Vice-President and Chief Financial Officer of ACE AVIATION HOLDINGS INC., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of ACE AVIATION HOLDINGS INC. (the "issuer") for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.


Date: May 11, 2006

(signed) Brian Dunne
---------------------------
Brian Dunne
Executive Vice-President and Chief Financial Officer

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ACE AVIATION HOLDINGS INC.
                                     -------------------------------------------
                                                    (Registrant)

Date:  May 11, 2006                  By:  /s/ Brian Dunne
       -------------------------         ---------------------------------------
                                         Name:  Brian Dunne
                                         Title: Executive Vice-President and
                                                Chief Financial Officer